EXHIBIT 99.1

Evaxion provides update on MSD collaboration - retains global rights to Gonorrhea vaccine candidate EVX-B2

  MSD declines to exercise option for EVX-B2 development
  Evaxion is now able to out-license EVX-B2 to another partner
  Evaxion maintains its strong belief in EVX-B2, which has shown to be protective against Gonorrhea in preclinical studies
  There is no impact on Evaxion’s cash runway which extends to the second half of 2027

COPENHAGEN, Denmark, December 19, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, has been informed that MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA) will not exercise its option for Evaxion’s Gonorrhea vaccine candidate EVX-B2. Consequently, Evaxion retains global rights to EVX-B2 and will look for another potential licensing partner.

Earlier this year MSD exercised its option on a separate Evaxion vaccine candidate, EVX-B3. Evaxion is eligible for milestone payments up to $592 million associated with the development of EVX-B3, as well as royalties on net sales.

Gonorrhea infects more than 80 million people worldwide each year. Despite decades of research, no vaccine has been approved to date. Preclinical studies demonstrate that EVX-B2 protects against the Gonorrhea-bacteria. As such, it exemplifies the potential of Evaxion’s AI-Immunology™ platform to discover novel vaccine candidates.

“While we are disappointed by MSD’s decision not to exercise its option, we remain excited by, and committed to, the EVX-B2 program. The data we have generated to date are encouraging and underscore EVX-B2’s potential to be the first approved vaccine for Gonorrhea, addressing a major unmet medical need. We will now initiate the process of finding another partner on EVX-B2,” says Helen Tayton-Martin, CEO at Evaxion.

Evaxion did not include a potential in-licensing of EVX-B2 by MSD in its cash-flow outlook. Thus, the decision by MSD does not impact our cash runway which still extends to the second half of 2027.

MSD’s option was on the protein-based version of EVX-B2. Separately, Evaxion is also developing an mRNA-version of the candidate in collaboration with Afrigen Biologics.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
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